Exhibit 99.4

Execution Version

January 23, 2019

Hydro One Limited

483 Bay Street

South Tower, 8th Floor

Toronto, Ontario M5G 2P5

Attention: James Scarlett, Executive Vice President and Chief Legal Officer

Olympus Holding Corp.

483 Bay Street

South Tower, 8th Floor

Toronto, Ontario M5G 2P5

Attention: James Scarlett, Vice President and Secretary

Olympus Corp.

483 Bay Street

South Tower, 8th Floor

Toronto, Ontario M5G 2P5

Attention: James Scarlett, Vice President and Secretary

Avista Corporation

1411 East Mission Avenue

Spokane, Washington 99220

Attention: Marian Durkin, Senior Vice President, General Counsel, Corporate Secretary

Re:	Termination of Merger Agreement

Reference is hereby made to that certain Agreement and Plan of Merger, dated as of July 19, 2017 (the “Merger Agreement”), by and among Hydro One Limited, a corporation organized under the laws of the Province of Ontario (the “Parent”), Olympus Holding Corp., a Delaware corporation (“US Parent”), Olympus Corp., a Washington corporation and a wholly owned subsidiary of US Parent (“Merger Sub”), and Avista Corporation, a Washington corporation (the “Company”). Parent, US Parent, Merger Sub and the Company are hereinafter collectively referred to as the “Parties” and each individually as a “Party”. Capitalized terms used herein and not otherwise defined herein have the respective meanings ascribed to such terms in the Merger Agreement.

WHEREAS, as of the date hereof, the Parties have failed to obtain the Regulatory Approvals from the Washington Utilities and Transportation Commission, the Idaho Public Utilities Commission and the Public Utility Commission of Oregon; and

WHEREAS, the Parties have determined that certain of the conditions precedent to the respective obligations of each Party to effect the Closing will not be satisfied, and that termination of the Merger Agreement is in the best interests of each Party and its shareholders.

NOW THEREFORE, the Parties hereby agree as follows:

1.    Pursuant to Section 7.1(a) of the Merger Agreement, the Company and Parent hereby mutually agree to terminate the Merger Agreement, including all schedules and exhibits thereto, and all ancillary agreements contemplated thereby, entered pursuant thereto or entered in connection therewith (collectively with the Merger Agreement, the “Transaction Documents”), effective immediately upon the effectiveness of this letter agreement in accordance with Paragraph 10 (the “Termination Time”) and, notwithstanding anything to the contrary in the Transaction Documents (including without limitation Sections 7.2, 7.3 and 8.7 of the Merger Agreement), the Transaction Documents are terminated in their entirety and shall be of no further force or effect whatsoever (the “Termination”); provided, however, that (i) Sections 2.5, 7.3(g) and 7.3(h) of the Merger Agreement and other provisions of the Merger Agreement related to the subject matter thereof as identified in Schedule 1 to this letter agreement, together with Sections 8.13 and 8.15 of the Merger Agreement, to the extent applicable to those sections (collectively, the “Surviving Provisions”), shall continue to remain in full force and effect in accordance with their terms, and the payment pursuant to Paragraph 2 hereof shall be deemed a payment under the Merger Agreement of the Parent Termination Fee for purposes thereof, and (ii) the Confidentiality Agreement shall continue to remain in full force and effect in accordance with its terms, as amended pursuant to Section 5.6(b) of the Merger Agreement.

2.    Parent hereby agrees to pay an amount equal to the Parent Termination Fee of one hundred three million dollars (US$103,000,000) (the “Termination Payment”) to the Company as promptly as reasonably practicable (and in any event no later than two Business Days following the date hereof) by wire transfer of immediately available funds to the account designated by the Company below, without deduction or withholding for any Taxes, subject to the Surviving Provisions and the Procedures (as defined below). Following the Company’s receipt of the Termination Payment, Parent and the Company agree to take the actions and follow the procedures set forth in Schedule 2 to this letter agreement (the “Procedures”), to the extent applicable.

The Company acknowledges and agrees that timely payment of the Termination Payment shall be in full satisfaction of any amounts required to be paid by Parent or any of its Affiliates pursuant to Section 7.3 of the Merger Agreement, and upon receipt of the Termination Payment by the Company (and any amounts due and owing to the Company pursuant to Section 7.3(h) of the Merger Agreement, if applicable), Parent and its Affiliates shall have no further liability with respect to, and no further amounts will be payable by Parent or any of its Affiliates under, the Merger Agreement, except to the extent contemplated by this Paragraph 2, including the Procedures. Parent acknowledges that the Company has separately provided wire transfer instructions to which the Termination Payment shall be paid.

3.    Subject to the last paragraph of this Section 3 and notwithstanding anything to the contrary in the Transaction Documents (including without limitation Sections 7.2, 7.3 and 8.7 of the Merger Agreement), effective upon receipt of the Termination Payment by the Company (and any amounts due and owing to the Company pursuant to Section 7.3(h) of the Merger Agreement, if applicable), each of Parent, US Parent, Merger Sub and the Company, each on behalf of itself and each of its Affiliates and its and its Affiliates’ respective Representatives, and the heirs, successors and assigns of each of them (the “Releasors”), does, to the fullest extent permitted by applicable Law, hereby fully release, forever discharge and covenant not to sue each of the other Parties, their Affiliates and their and their Affiliates’ respective Representatives, and the heirs, successors and assigns of each of them (collectively, the “Releasees”), from and with respect to any and all liability, claims, rights, actions, causes of action, suits, liens, obligations, accounts, debts, demands, agreements, promises, liabilities, controversies, costs, charges, damages, expenses and fees (including attorney’s, financial advisor’s or other fees) (“Claims”), howsoever arising, whether based on any applicable Law or right of action, known or unknown, mature or unmatured, contingent or fixed, liquidated or unliquidated, accrued or unaccrued, which Releasors, or any of them, ever had or now have or can have or shall or may hereafter have against the Releasees, or any of them, in connection with, arising out of or related to the Transaction Documents or the transactions contemplated therein or thereby. The release contemplated by this Paragraph 3 is intended to be as broad as permitted by applicable Law and is intended to, and does, extinguish all claims of any kind whatsoever, whether in law or equity or otherwise, that are based on or relate to facts, conditions, actions or omissions (known or unknown) that have existed or occurred at any time to and including the Termination Time. Each of the Releasors hereby expressly waives to the fullest extent permitted by Law the provisions, rights and benefits of California Civil Code section 1542 (or any similar Law), which provides: “A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.”

Nothing in this Paragraph 3 shall (i) apply to any action by any Party to enforce the rights and obligations imposed pursuant to this letter agreement or the Confidentiality Agreement or (ii) constitute a release by any Party with respect to any Claim arising under this letter agreement (including, without limitation, the obligations under Paragraphs 1, 2 and 5, the Procedures and, to the extent set forth in Paragraphs 1 or 2 or the Procedures, any rights under the Merger Agreement in respect of the Surviving Provisions) or under the Confidentiality Agreement.

4.    Each Party represents and warrants to the other that: (i) such Party has all requisite corporate power and authority to enter into this letter agreement and to take the actions contemplated hereby; (ii) the execution and delivery of this letter agreement and the actions contemplated hereby have been duly authorized by all necessary corporate or other action on the part of such Party; and (iii) this letter agreement has been duly and validly executed and delivered by such Party and, assuming the due authorization, execution and delivery of this letter agreement by the other Parties, constitutes a legal, valid and binding obligation of such Party enforceable against such Party in accordance with its terms (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law)).

5.    Each Party shall, and shall cause its Subsidiaries and Affiliates to, cooperate with each other in the taking of all actions necessary, proper or advisable under this letter agreement and applicable Laws to effectuate the Termination and the mutual release set forth in Paragraph 3 hereof. Without limiting the generality of the foregoing, the Parties shall, and shall cause their respective Subsidiaries, Representatives and Affiliates to, cooperate with each other in connection with the withdrawal of any applications to or termination of proceedings before any Governmental Authority or under any applicable Law, in each case to the extent applicable, in connection with the transactions contemplated by the Transaction Documents.

6.    Any provision of this letter agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this letter agreement or, in the case of a waiver, by each Party against whom the waiver is to be effective.

7.    This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

8.    Each of the Parties (i) irrevocably submits itself to the personal jurisdiction of each state or federal court sitting in the State of Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this letter agreement or any of the transactions contemplated herein, (ii) agrees that every such suit, action or proceeding shall be brought, heard and determined exclusively in the Court of Chancery of the State of Delaware (provided that, in the event subject matter jurisdiction is unavailable in or declined by the Court of Chancery, then all such claims shall be brought, heard and determined exclusively in any other state or federal court sitting in the State of Delaware), (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (iv) agrees not to bring any suit, action or proceeding arising out of or relating to this letter agreement or any of the Transactions in any other court, and (v) waives any defense of inconvenient forum to the maintenance of any suit, action or proceeding so brought.

9.    EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS LETTER AGREEMENT. EACH PARTY (i) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS LETTER AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS PARAGRAPH 9.

10.    This letter agreement may be signed in any number of counterparts, including by facsimile or by email with .pdf attachments, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This letter agreement shall become effective when each of the Parties shall have received a counterpart hereof signed and delivered (by electronic communication, facsimile or otherwise) by all of the other Parties. Until and unless each Party has received a counterpart hereof signed by each of the other Parties, this letter agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any oral or written agreement or other communication).

11.    Except for the provisions of Paragraph 3, with respect to which each Releasee is an expressly intended third-party beneficiary thereof, this letter agreement is not intended to (and does not) confer on any Person other than the Parties any rights or remedies or impose on any Person other than the Parties any obligations.

12.    Each Party agrees that irreparable damage would occur in the event that any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached. Each Party agrees that, in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this letter agreement, the non-breaching Party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach.

13.    References to this letter agreement shall include for all purposes the schedules to this letter agreement.

14.    This letter agreement and the Confidentiality Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter thereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS HEREOF, the parties hereto have caused this letter agreement to be duly executed by their respective authorized officers as of the day and year first above written.

HYDRO ONE LIMITED

By:	“Paul Dobson”
Name:	Paul Dobson
Title:	Acting President and CEO

OLYMPUS HOLDING CORP.

By:	“Paul Dobson”
Name:	Paul Dobson
Title:	President and CEO

OLYMPUS CORP.

By:	“Paul Dobson”
Name:	Paul Dobson
Title:	President and CEO

AVISTA CORPORATION

By:	“Scott L. Morris”
Name:	Scott L. Morris
Title:	Chairman and CEO

[Signature Page to Letter Agreement re: Termination of Merger Agreement]

Schedule 1

[Intentionally omitted – references certain provisions of the Merger Agreement related to the Surviving Provisions.]

Schedule 2

[Intentionally omitted – contains certain procedural provisions concerning the termination of the Merger Agreement.]